UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 000-53247
NOTIFICATION OF LATE FILING	CUSIP NUMBER 16951B100

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR
	For Period Ended	December 31, 2012
	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q
	☐	Transition Report on Form N-SAR
For the Transition Period Ended

Read Instruction (on back page) Before Preparing Form. Please Print or Type

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
CHINA EDUCATION INTERNATIONAL, INC.
Full Name of Registrant
Not applicable
Former Name if Applicable
48 Wall Street, Suite 703
Address of Principal Executive Office(Street and Number)
New York, New York, 10005
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant could not complete the filing of its Annual Report on Form 10-K for the year ended December 31, 2012 due to a delay in obtaining and compiling information required to be included in its Form 10-K, which delay could not be eliminated by Registrant without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, Registrant will file its Form 10-K no later than the fifteenth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Li (Lisa) Liu	212	682-6607
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
			☒ Yes ☐No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
			☒ Yes ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In November 2012, the Company’s management reached a decision to deconsolidate the operations of Shaoxing High School and in February 2013, the Company’s management reached a decision to deconsolidate the operations of Pingtan Lauhua School and Hefei Meihua School from the Company. These schools represented substantially all of the Company’s operations. The Company’s decision to deconsolidate these schools was due to its inability to provide effective operational control over the schools and due to lack of working capital to enforce the School Control Agreements, and accordingly, any future operating cooperation between them was not feasible. During the nine months ended September 30, 2012, the decision to deconsolidate was accounted for as a forfeiture of the Company’s investment in the schools and was presented as if the schools were discontinued operations. The Company maintains that the aforementioned agreements with the shareholders of the Schools give them operational and financial control of the Schools. However due to the financial, time and effort, resources required to defend these agreements, the Company has determined that pursuit of operational and financial control of the Schools is not possible. The Company’s management decision to deconsolidate the Schools is not a relinquishment of their claim of operational and financial control of the School based on the School Control Agreement. Concurrent with the Company’s deconsolidation of the schools, management has determined that any obligation that may arise from the schools, that existed prior, or subsequent, to their decision to deconsolidate, is not an obligation of the Company. With respect to the shares of the Company’s common stock issued upon having entered into the aforementioned agreements, the Company is currently analyzing procedures to recover such shares.

Accordingly, for the nine months ended September 30, 2012. the Company had a net loss of $16,202,446 and this loss will be reflected in our consolidated financial statements for the year ended December 31, 2012. Additionally, we will present the Schools as discontinued operations as of December 31, 2011 and for the year ended December 31. 2011.

CHINA EDUCATION INTERNATIONAL, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2013	By:	/s/ Li (Lisa) Liu
Li (Lisa) Liu
Chief Executive Officer